Room 4561

March 17, 2009

Stephen Crosson
Chief Executive Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361-2565

> **Re: CaminoSoft Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 13, 2009**
> **File No. 033-64534-LA**

Dear Mr. Crosson:

We have reviewed your revised filing and have the following comments.

General

1.   We note your response to comment 1 of our letter dated March 3, 2009. In accordance with our prior comment, please revise your information statement to provide the information required by Items 101, 102, 103 and 303 of Regulation S-K. See Item 14(c)(1) of Schedule 14A and Item 14 of Form S-4. Also, as requested, please provide unaudited financial statements of the business being sold. See Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001.

2.   In your response letter, please provide the representations noted on page 2 of our March 3, 2009 comment letter.

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (310) 789-1490
        David Ficksman, Esq.
        Troy Gould PC